EXHIBIT 99.1

Form 51-102F4

Business Acquisition Report

Item 1 Identity of Company

1.1       Name and Address of Company

Equinox Gold Corp. (“Equinox Gold”)

Suite 1501 – 700 West Pender St.

Vancouver, BC V6C 1G8

1.2       Executive Officer

For further information, please contact Susan Toews, General Counsel at 604-558-0560 ext 139.

Item 2 Details of Acquisition

2.1       Nature of Business Acquired

On March 10, 2020, Equinox Gold completed the previously announced acquisition of all of the issued and outstanding common shares (“Leagold Common Shares”) of Leagold Mining Corporation (“Leagold”), a company incorporated under the laws of British Columbia (the “Acquisition”), in accordance with a court approved plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “Arrangement”). Leagold is based in Vancouver, Canada and owns four operating gold mines in Mexico and Brazil, along with a near-term gold mine restart project in Brazil and an expansion project at the Los Filos mine complex in Mexico. Leagold was a reporting issuer in all of the provinces and territories of Canada and the Leagold Common Shares traded on the Toronto Stock Exchange under the trading symbol “LMC”.

The Arrangement was completed pursuant to the terms and conditions contained in an arrangement agreement dated December 15, 2019 between Equinox Gold and Leagold (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, Leagold became a wholly-owned subsidiary of Equinox Gold. The Arrangement was approved by Leagold’s shareholders and optionholders and by Equinox Gold’s shareholders on January 28, 2020 and by the British Columbia Supreme Court on January 30, 2020.

Further information on the Arrangement is available in the joint management information circular dated December 20, 2019 of Equinox Gold and Leagold (the “Circular”) which is available on SEDAR under Equinox Gold’s profile at www.sedar.com.

2.2        Acquisition Date

The acquisition date was March 10, 2020.

2.3       Consideration

In accordance with the terms and conditions of the Arrangement, Equinox Gold acquired beneficial ownership of 285,908,833 Leagold Common Shares, representing 100% ownership of Leagold on March 10, 2020 based on an exchange ratio of 0.331 of a common share of Equinox Gold (each, an “Equinox Gold Common Share”) for each Leagold Common Share held. Each Leagold warrant and option became exercisable for Equinox Gold Common Shares, as adjusted in accordance with the exchange ratio, and each Leagold performance share unit and deferred share unit was adjusted based on the exchange ratio.

Additionally, the Arrangement included the repayment of Leagold’s existing US$200 million term loan and US$200 million revolving credit facility (of which US$120 million was drawn as of March 10, 2020) and Equinox Gold’s US$130 million revolving credit facility (of which US$120 million was drawn as of March 10, 2020) (the “Existing Credit Facilities”).

The purchase cost of USD$764.1 million was funded from Equinox Gold’s existing cash balances and from proceeds from the following:

(a)	a US$500 million refinancing of Existing Credit Facilities of Equinox Gold and Leagold from a syndicate of lenders, consisting of a $400 million revolving credit facility with a 48 month term and a $100 million amortizing loan with a 60 month term,
(b)	a private placement of Equinox Gold Common Shares, at a price of US$6.18 per Equinox Gold Common Share, for proceeds of US$40 million, and
(c)	a private placement of US$130 million in five-year convertible debentures bearing interest at 4.75% and convertible into Equinox Gold Common Shares at US$7.80 per Equinox Gold Common Share.

2.4        Effect on Financial Position

The effect of the Acquisition on Equinox Gold’s financial position is outlined in the pro forma financial statements attached as Schedule “A”.

Except as described herein, Equinox Gold does not presently have plans or proposals for material changes in the business or affairs of Equinox Gold or of Leagold which may have a significant effect on the results of operations and financial position of Equinox Gold.

The information set out above is a summary only and is qualified in its entirety by the information contained in the Circular and the pro forma financial statements attached to this business acquisition report.

2.5       Prior Valuations

Not applicable.

2.6        Parties to Transaction

The Acquisition was not a transaction with an informed person, associate, or affiliate of Equinox Gold.

2.7        Date of Report

Report was completed on May 14, 2020.

Item 3 Financial Statements and Other Information

The following financial statements required by Part 8 of National Instrument 51-102 Continuous Disclosure Obligations are included in this report:

•	Attached as Schedule “A” are the unaudited pro forma combined financial statements of Equinox Gold that give effect to the Acquisition, comprised of the unaudited pro forma combined statement of financial position as at December 31, 2019 and the unaudited pro forma combined statement of loss and comprehensive loss for the year ended December 31, 2019, together with the notes thereto.
•	Attached as Schedule “B” are the audited annual consolidated financial statements of Leagold for the years ended December 31, 2019 and 2018.

Schedule “A”

Unaudited Pro Forma Combined

Financial Statements of Equinox Gold

PRO FORMA COMBINED FINANCIAL STATEMENTS

December 31, 2019

(Expressed in thousands of United States Dollars)

(Unaudited)

Pro Forma Combined Statement of Financial Position

As at December 31, 2019

(Expressed in thousands of United States dollars)

(Unaudited)

The accompanying notes form an integral part of these pro forma combined financial statements

Page | 2

Pro Forma Combined Statement of Financial Position

As at December 31, 2019

(Expressed in thousands of United States dollars)

(Unaudited)

The accompanying notes form an integral part of these pro forma combined financial statements

Page | 3

Pro Forma Combined Statement of Financial Position

As at December 31, 2019

(Expressed in thousands of United States dollars)

(Unaudited)

1.	Basis of Presentation

These unaudited pro forma combined financial statements have been prepared in connection with the transaction between Equinox Gold Corp. (the “Company” or “Equinox Gold”) and Leagold Mining Corporation (“Leagold”), whereby Equinox Gold acquired all of the issued and outstanding common shares of Leagold (the “Transaction”). The Transaction closed on March 10, 2020.

These unaudited pro forma combined financial statements have been prepared from information derived from, and should be read in conjunction with, the consolidated financial statements of Equinox Gold as at and for the year ended December 31, 2019 and the consolidated financial statements of Leagold as at and for the year ended December 31, 2019. The historical financial statements of the Company and Leagold were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These pro forma combined financial statements have been compiled from and include:

(a)	An unaudited pro forma combined statement of financial position as at December 31, 2019 combining:
(i)	The consolidated statement of financial position of the Company as at December 31, 2019;
(ii)	The consolidated statement of financial position of Leagold as at December 31, 2019; and
(iii)	The adjustments described in note 5.

(b)	An unaudited pro forma combined statement of loss and comprehensive loss for the year ended December 31, 2019 combining:
(i)	The consolidated statement of loss and comprehensive loss of the Company for the year ended December 31, 2019;
(ii)	The consolidated statement of net (loss)/ income and comprehensive (loss)/ income of Leagold for the year ended December 31, 2019; and
(iii)	The adjustments described in note 5.

The unaudited pro forma combined statement of financial position as at December 31, 2019 reflects the Transaction described in Note 3 as if it was completed on December 31, 2019. The unaudited pro forma combined statement of loss and comprehensive loss for the year ended December 31, 2019 has been prepared as if the Transaction described in Note 3 had occurred on January 1, 2019.

The unaudited pro forma combined financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Transaction been effected on the dates indicated. At the date of this Business Acquisition Report, the Company has not completed the detailed valuations necessary to conclude on the final fair value estimates of Leagold assets acquired and liabilities assumed; as a result, the final amounts recorded in relation to the Transaction will likely differ from those recorded in these unaudited pro forma combined financial statements and such differences could be material. Any potential synergies that may be realized, integration costs that may be incurred following the completion of the Transaction or other non-recurring changes have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Pro Forma Combined Statement of Financial Position

As at December 31, 2019

(Expressed in thousands of United States dollars)

(Unaudited)

2.	Significant Accounting Policies

The accounting policies used in preparing these unaudited pro forma combined financial statements are set out in the Company’s audited consolidated financial statements for the year ended December 31, 2019. In preparing the unaudited pro forma combined financial statements a preliminary review was undertaken to identify any accounting policy differences between the accounting policies used by Leagold and those of the Company where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Leagold conform, in all material respects, to those of the Company, with the exception of the derivative instruments and hedging policy included in Leagold’s consolidated financial statements for the period included herein. These unaudited pro forma combined financial statements are prepared on the basis that Equinox Gold discontinued the use of hedge accounting following the close of the Transaction as described in note 5(q). These unaudited pro forma combined financial statements also continue Leagold’s presentation of the Los Filos mine silver streaming arrangement with Wheaton Precious Metals (“WPM”) as an interest in the Los Filos Mine mineral interest held by WPM.

3.	Description of the Transaction

Under the terms of the Transaction, Leagold shareholders received 0.331 of an Equinox Gold share for each Leagold share held (the "Exchange Ratio"). Outstanding Leagold options and warrants were converted into options and warrants to acquire the Company’s common shares (the “Replacement Warrants and Options”) based on the Exchange Ratio. In connection with the Transaction, Equinox Gold entered into the following financing arrangements:

(i)	a private placement for gross proceeds of $40 million (the “Concurrent Private Placement”);
(ii)	a $500 million senior credit package with an interest rate of LIBOR plus 3.25% consisting of a $400 million revolving credit facility with a 48 month term and a $100 million amortizing loan with a 60 month term (the “Senior Credit Package”); and
(iii)	a $130 million convertible debenture, payable in 5 years, with a 4.75% fixed interest rate, which is convertible at a price of $7.80 per share (the “Convertible Debenture”).

The funds raised from the financings have been utilized to repay Leagold’s existing $200 million term loan and $200 million revolving credit facility (of which $120 million was drawn as of December 31, 2019) and Equinox Gold’s $130 million revolving credit facility (of which $120 million was drawn as of December 31, 2019) (together the “Existing Credit Facilities”).

Prior to the Transaction, Leagold’s common shares were listed on the Toronto Stock Exchange. Following the completion of the Transaction, the shares were delisted and Leagold ceased to be a reporting issuer.

Pro Forma Combined Statement of Financial Position

As at December 31, 2019

(Expressed in thousands of United States dollars)

(Unaudited)

4.	Purchase Price Allocation

The acquisition of the outstanding common shares of Leagold by the Company pursuant to the Transaction constitutes a business combination in accordance with IFRS 3 Business Combinations (“IFRS 3”), with Equinox Gold as the acquiror. Accordingly, the Company has applied the principles of IFRS 3 in the pro forma accounting for the acquisition of Leagold, which requires the Company to recognize Leagold’s identifiable assets acquired and liabilities assumed at fair value, recognize consideration transferred in the acquisition at fair value and recognize goodwill, if any, as the excess of consideration transferred over the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed.

As of the date of this Business Acquisition Report, Equinox Gold has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Leagold’s assets to be acquired and liabilities to be assumed. As a result, the pro forma adjustments are preliminary and are subject to change as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information. Equinox Gold has estimated the fair value of Leagold’s assets and liabilities based on discussions with Leagold’s management, preliminary valuation information and due diligence. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma combined statement of financial position and unaudited pro forma combined statement of loss and comprehensive loss.

The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented below. The purchase consideration and the preliminary fair values of assets acquired and liabilities assumed for the purposes of these unaudited pro forma combined financial statements is summarized in the tables below:

Estimated Equinox Gold purchase consideration:	Note	$000s
Shares	5(d)	732,042
Options(1)	5(e)	19,777
Warrants(1)	5(f)	8,543
DSUs(2) and PSUs(2)	5(g)	3,721
		764,083

Pro Forma Combined Statement of Financial Position

As at December 31, 2019

(Expressed in thousands of United States dollars)

(Unaudited)

4.	Purchase Price Allocation (continued)

Net Assets acquired:	$000s
Cash and cash equivalents	78,320
Accounts receivable, prepaid expenses and deposits	44,400
Inventory	109,094
Mineral properties, plant and equipment	1,256,928
Other non-current assets	16,072
Accounts payable & accrued liabilities	(101,401)
Reclamation obligations	(97,461)
Derivative liabilities	(48,345)
Other financial liabilities	(3,149)
Lease liabilities	(14,259)
Loans and borrowings	(320,000)
Other long-term liabilities	(13,577)
Deferred tax liability	(142,539)
764,083

(1) Equinox Gold share options and warrants issued as part of the acquisition have been fair valued using the Black-Scholes valuation method and are fully vested at the close of the Transaction. For each outstanding Leagold share option and warrant existing immediately prior to the transaction, the number of share options and warrants and their respective exercise prices were adjusted to reflect the Exchange Ratio. The expiry date of each Leagold share option and warrant as it existed immediately prior to the transaction was used for the purpose of the Black-Scholes valuation calculation.

(2) Equinox Gold DSUs and PSUs issued as part of the acquisition have been fair valued using the Leagold share price on March 9, 2020 and were adjusted to reflect the Exchange Ratio. The DSUs are fully vested at the close of the Transaction.

5.	Pro Forma Assumptions and Adjustments

The unaudited pro forma combined financial statements reflect the following assumptions and adjustments to give effect to the business combination, as if the Transaction had occurred on December 31, 2019 for the pro forma combined statement of financial position and January 1, 2019 for the pro forma combined statement of loss and comprehensive loss. As of the date of this Business Acquisition Report, Equinox Gold is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments. Assumptions and adjustments made are as follows:

Pro forma combined statement of financial position adjustments to record:

a)	The difference between the estimated fair value and carrying value of Leagold’s mineral properties, plant and equipment. The excess of the consideration paid over the estimated fair value of Leagold’s net assets has been allocated to mineral properties, plant and equipment for the purposes of these pro forma combined financial statements.

Pro Forma Combined Statement of Financial Position

As at December 31, 2019

(Expressed in thousands of United States dollars)

(Unaudited)

5.	Pro Forma Assumptions and Adjustments (continued)

b)	The difference between the estimated fair value and carrying value of Leagold’s production inventory of $28.9 million and long-term debt of $9.8 million.
c)	The elimination of historical equity of Leagold.
d)	The issuance of 94,635,765 common shares to Leagold shareholders at a fair value of $7.74 (CAD$10.51) per share, based on the closing price of Equinox Gold common shares at March 9, 2020, the date immediately prior to closing date, and a CAD/USD exchange rate of 0.736.
e)	The issuance of 5,728,647 Equinox Gold options to Leagold option holders, for consideration of $19.8 million determined using the Black-Scholes valuation method at the closing date.
f)	The issuance of 16,786,949 Equinox Gold warrants to Leagold warrant holders, for consideration of $8.6 million determined using the Black-Scholes valuation method at the closing date. These warrants are considered a derivative and classified as a derivative liability as the exercise price of the warrants is expected to be fixed in Canadian dollars and therefore a variable amount of cash in the Company’s USD functional currency will be received on exercise. No adjustment has been made in the pro forma combined statement of loss and comprehensive loss for any differences in fair value arising from valuation assumptions between the warrants issued by Leagold and warrants issued by Equinox Gold.
g)	The issuance of 319,288 Equinox Gold DSUs and 369,919 Equinox Gold PSUs for consideration of $3.7 million to replace existing Leagold DSUs and PSUs at the closing date.
h)	The impact of the change in deferred tax liabilities recognized as a result of the increase in mineral properties, plant and equipment and the decrease in inventory as described in notes 5(a) and 5(b), respectively.
i)	The estimated additional cash transaction costs and change of control payments of $3.2 million incurred by the Company.
j)	The issuance of 6,472,000 common shares at a fair value of $6.18 (C$8.15) per share for net cash proceeds of $39.6 million in connection with the Concurrent Private Placement, net of estimated transaction costs of $0.4 million.
k)	The issuance of a Convertible Debenture with gross proceeds of $130.0 million, net of transaction costs of $2.6 million. The fair value of the debt portion of $119.1 million was estimated using a discounted cash flow model based on an expected term of 5 years and a fair value discount rate of 6.94%. The remaining proceeds of $10.9 million were allocated to equity. The transaction costs were allocated to debt and equity on a pro-rata basis.
l)	The net drawdown of the Senior Credit Package of $320.0 million, repayment of the Existing Credit Facilities totalling $440.0 million, a reversal of existing financing costs on Equinox Gold’s existing facility totalling $3.5 million and a net increase in deferred financing costs of $2.7 million recorded in other assets.

Pro forma combined statement of loss and comprehensive loss adjustments to record:

m)	Depreciation and the associated deferred tax recovery on the increase in the mineral properties, plant and equipment cost described in note 5(a).

Pro Forma Combined Statement of Financial Position

As at December 31, 2019

(Expressed in thousands of United States dollars)

(Unaudited)

5.	Pro Forma Assumptions and Adjustments (continued)

n)	The interest and accretion on the Convertible Debenture of $6.5 million for the year ended December 31, 2019.
o)	The interest and accretion on the Senior Credit Package of $19.3 million for the year ended December 31, 2019 and the elimination of the interest and accretion on the Existing Credit Facilities of $34.6 million for the year ended December 31, 2019.
p)	The reversal of the gain on modification of Equinox Gold’s existing credit facility of $0.9 million recorded during the year ended December 31, 2019.
q)	The reclassification of the change in the fair value of Leagold’s gold price and currency derivatives into net loss from other comprehensive loss as the use of hedge accounting was discontinued following the close of the Transaction as described in note 2.

6.	Pro Forma Share Capital

Equinox Gold pro forma share capital as at December 31, 2019 has been determined as follows:

	Common
	Shares (‘000’s)	Amount
Issued and Outstanding, December 31, 2019	113,452	$ 505,686
Shares consideration issued in connection with Leagold shares outstanding at December 31, 2019 (Note 4)	94,636	732,042
Shares consideration issued in connection with the Concurrent Private Placement, net of transaction costs of $400 (Note 5(j))	6,472	39,600
Pro Forma Balance Issued and Outstanding	214,560	$ 1,277,328

7.	Pro Forma Loss and Comprehensive Loss per Share

Pro forma basic loss and diluted loss per share for the year ended December 31, 2019 has been calculated based on actual weighted average number of Equinox Gold common shares outstanding for the respective period; as well as the number of shares issued in connection with the Transaction as if such shares had been outstanding since January 1, 2019:

Year Ended December 31, 2019 (‘000’s)
Actual weighted average number of Equinox Gold common shares outstanding	112,001
Leagold weighted average number of shares outstanding	94,299
Number of Equinox Gold common shares issued in relation to the Concurrent Private Placement (Note 5(j))	6,472
Pro forma weighted average number of Equinox Gold common shares outstanding	212,772
Pro forma net loss attributable to shareholders of the combined Company	($144,727)
Pro forma net loss and diluted loss per share	($0.68)

Schedule “B”

Annual Consolidated

Financial Statements of Leagold

Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in thousands of United States dollars)

Independent Auditor’s Report

To the Board of Directors of Leagold Mining Corporation

Opinion

We have audited the consolidated financial statements of Leagold Mining Corporation (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, and the consolidated statements of net (loss)/ income and comprehensive (loss)/ income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, British Columbia

May 8, 2020

Leagold Mining Corporation

Consolidated Statements of Financial Position

(expressed in thousands of United States dollars)

	As at December 31, 2019	As at December 31, 2018
Assets
Cash	$ 78,320	$ 53,021
Trade and other receivables (Note 7)	29,874	33,770
Inventories (Note 8)	137,438	111,794
Prepaid expenses and other	14,526	16,125
	260,158	214,710

Mining interests (Note 9)	809,308	772,759
Long-term inventories (Note 8)	525	1,506
Deferred income tax assets (Note 21)	-	86,681
Other long-term receivables (Note 7)	16,072	7,229
Total assets	$ 1,086,063	$ 1,082,885

Liabilities
Trade and other payables (Note 10)	$ 101,401	$ 101,121
Deferred revenue (Note 18)	-	23,382
Reclamation and closure costs (Note 11)	3,395	2,873
Derivative financial instruments (Note 12)	14,278	10,702
Other current financial liabilities (Note 13)	14,129	-
Current portion of debt (Note 14)	-	144,642
Lease liabilities (Note 15)	6,868	-
	$ 140,071	282,720

Reclamation and closure costs (Note 11)	94,066	83,633
Deferred income tax liabilities (Note 21)	17,833	13,619
Derivative financial instruments (Note 12)	34,067	-
Other long-term financial liabilities (Note 13)	6,971	5,502
Long term debt (Note 14)	310,249	99,821
Long-term lease liabilities (Note 15)	7,391	-
Other long-term liabilities (Note 16)	13,577	13,551
Total liabilities	$ 624,225	$ 498,846

Equity
Share capital (Note 17)	$ 578,880	$ 578,351
Reserves	13,519	11,530
Hedging reserves (Note 12)	(43,820)	(6,176)
Share purchase reserve (Note 17)	-	(3,221)
(Deficit)/retained earnings	(86,741)	3,555
Total equity	461,838	584,039
Total liabilities and equity	$ 1,086,063	$ 1,082,885

The accompanying notes are an integral part of these consolidated financial statements

1

Leagold Mining Corporation

Consolidated Statements of Net (Loss)/Income and Comprehensive (Loss)/Income

(expressed in thousands of United States dollars, except per share and share information)

	Year ended December 31,
	2019	2018
Revenues (Note 18)	$ 519,427	$ 376,511

Cost of sales
Operating expenses (Note 19)	(358,141)	(267,178)
Depreciation and depletion (Note 9)	(68,985)	(46,862)
Royalties	(6,020)	(4,136)
Earnings from mine operations	86,281	58,335

Share-based payments (Note 17(b))	(5,606)	(30)
Acquisition and restructuring costs (Notes 6, 28)	(3,082)	(8,038)
General and administration costs	(17,158)	(14,679)
Other expenses	(3,693)	(5,576)
Earnings from operations	56,742	30,012

Foreign exchange gain/ (loss)	326	(2,733)
Interest expense on loan facilities (Note 14)	(20,854)	(18,634)
Finance and accretion (expense)/income, net (Note 20)	(26,779)	12,320
Earnings before taxes	9,434	20,965

Current income and other tax expense (Note 21)	(8,836)	(7,797)
Deferred income (expense)/recovery (Note 21)	(90,895)	2,117
Net (loss)/income	(90,296)	15,285

Items that may be reclassified subsequently to profit or loss:
Change in fair value of hedging instruments (Note 12(a))	(37,644)	(6,176)
Net comprehensive (loss)/income	$ (127,940)	$ 9,109
Basic and diluted (loss)/earnings per share (Note 17(d))	(0.32)	0.07
Basic and diluted earnings before taxes per share (Note 17(d))	0.03)	0.09

Weighted average common shares outstanding
Basic (Note 17(d))	284,890,609	232,127,862
Diluted (Note 17(d))	284,890,609	232,363,478

The accompanying notes are an integral part of these consolidated financial statements

2

Leagold Mining Corporation

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Year ended December 31,
	2019	2018
Net (loss)/ income for the year	$ (90,296)	$ 15,285
Adjust for:
Depreciation and depletion (Note 9)	68,985	46,862
Share-based payments (Note 17(b))	5,606	30
Interest expense on loan facilities (Note 14)	20,854	18,634
Finance and accretion expense/ (income) (Note 20)	26,779	(12,320)
Current income and other tax expense (Note 21)	8,836	7,797
Deferred income tax expense/ (recovery) (Note 21)	90,895	(2,117)
Unrealized foreign exchange loss/(gain)	(1,555)	2,081
Inventory adjustments (Note 8)	1,512	530
Cash spent on reclamation (Note 23(b))	(604)	(1,627)
Income taxes paid	(4,884)	(4,818)
Fair value adjustment on employment benefit liability	1,212	58
Other	2,611	1,173
Operating cash flows before working capital	$ 129,951	$ 71,568
Changes in working capital items:
Trade and other receivables	(1,961)	2,774
Deferred revenue (Note 18(b))	(23,382)	23,382
Inventories	(27,131)	(28,271)
Prepaid expenses and other	(911)	1,326
Trade and other payables	(8,244)	(5,047)
Payment of acquisition-related payables assumed on Brio Acquisition (Note 6)	-	(18,105)
Cash provided by operating activities	$ 68,322	$ 47,627

Expenditures on mining interests (Note 23(a))	(73,169)	(82,387)
Cash acquired through Brio Acquisition	-	5,423
Bridge loan issued on Brio Acquisition	-	(13,069)
Interest received	321	399
Cash used in investing activities	$ (72,848)	$ (89,634)

Private placement proceeds	-	44,503
Loan facility proceeds, net of issue costs (Note 14)	309,347	97,546
Repayment of loan facilities (Note 14)	(250,000)	(75,000)
Interest paid on loan facilities (Note 14)	(21,694)	(13,078)
Repayment of short-term loans	-	(14,501)
Payment of lease liabilities (Note 15(b))	(8,313)	-
Cash received on sale of treasury shares (Note 17)	2,206	405
Proceeds from the exercise of stock options (Note 17(b)(i))	333	1,414
Finance expense paid	(2,120)	-
Other	-	(194)
Cash provided by financing activities	$ 29,759	$ 41,095

Foreign exchange gain/ (loss) on cash	66	(106)
Increase/(decrease) in cash	$ 25,299	$ (1,018)

Cash, beginning of year	53,021	54,039
Increase/(decrease) in cash	25,299	(1,018)
Cash, end of year	$ 78,320	$ 53,021

The accompanying notes are an integral part of these consolidated financial statements

3

Leagold Mining Corporation

Consolidated Statements of Changes in Equity

(expressed in thousands of United States dollars, except share information)

	Share Capital
	Common Shares
	Number	Amount	Reserve	Hedging Reserves	Share Purchase Reserve	Deficit	Total
Balance at December 31, 2017	151,316,959	$ 268,777	$ 11,312	$ -	$ -	$ (11,730)	$ 268,359
Share-based compensation (Note 17(b))	-	-	91	-	-	-	91
Share issue costs (Notes 6, 17)	-	(497)	-	-	-	-	(497)
Shares issued pursuant to the Brio Acquisition (Note 6)	110,876,166	264,052	-	-	-	-	264,052
Share options granted during the Brio Acquisition (Note 6)	-	-	930	-	-	-	930
Shares issued pursuant to the private placement (Notes 6, 17)	21,317,098	43,800	-	-	-	-	43,800
Shares issued on exercise of stock options (Note 17(b))	1,232,152	2,217	(803)	-	-	-	1,414
Warrants exercised (Note 17(b))	772	2	-	-	-	-	2
Issuance of treasury shares (Note 17)	-	-	-	-	(3,626)	-	(3,626)
Sale of treasury shares (Note 17)	-	-	-	-	405	-	405
Change in fair value of hedging instruments (Note 12(c))	-	-	-	(6,176)	-	-	(6,176)
Net income	-	-	-	-	-	15,285	15,285
Balance at December 31, 2018	284,743,147	$ 578,351	$ 11,530	$ (6,176)	$ (3,221)	$ 3,555	$ 584,039

Share-based compensation (Note 17(b))	-	-	3,200	-	-	-	3,200
Shares issued on exercise of stock options (Note 17(b))	220,437	529	(196)	-	-	-	333
Sale of treasury shares (Note 17)	-	-	(1,015)	-	3,221	-	2,206
Change in fair value of hedging instruments (Note 12(c))	-	-	-	(37,644)	-		(37,644)
Net loss	-	-	-	-	-	(90,296)	(90,296)
Balance at December 31, 2019	284,963,584	$ 578,880	$ 13,519	$ (43,820)	$ -	$ (86,741)	$ 461,838

The accompanying notes are an integral part of these consolidated financial statements

4

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

1.     Nature and Continuance of Operations

Leagold Mining Corporation (Leagold) is a Canadian-based corporation and its common shares are listed on the Toronto Stock Exchange (symbol: LMC) and quoted in the United States on the OTCQX International (symbol: LMCNF). The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and its executive office is 3043 - 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

Leagold is a Canadian based gold producer with four operating mines: the Los Filos mine complex in Mexico, and the RDM, Fazenda, and Pilar mines in Brazil, which were acquired from Brio Gold Inc. (Brio) on May 24, 2018. Leagold also has two near-term growth projects: the expansion of the Los Filos mine complex and the restart of the Santa Luz mine, which was also acquired on May 24, 2018. Leagold’s long-term growth strategy includes acquiring operating gold mines and projects nearing construction where the acquired assets complement its existing operations and provide further operational diversification.

On December 16, 2019, Leagold announced that it had entered into a definitive agreement with Equinox Gold Corp (Equinox Gold) to combine in an at-market merger, which results in Leagold shareholders receiving 0.331 of an Equinox Gold share for each Leagold share held (the Transaction). At closing, existing Equinox Gold and Leagold shareholders will own approximately 55% and 45% of the merged company, respectively, on an issued share basis.

As part of the Transaction, there will be a $40 million private placement subscription of Equinox Gold common shares; a new $130 million convertible debenture issued to Mubadala; a $400 million corporate revolving credit facility; and a $100 million term loan.

On January 28, 2020, both Leagold and Equinox Gold shareholders approved the Transaction.

The closing of the Transaction is subject to completion of regulatory approvals and other customary closing conditions.

2.	Basis of Preparation and Significant Accounting Policies

a)        Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

b)        Basis of preparation

These consolidated financial statements have been prepared on the historical cost basis, except certain financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below. The Company’s accounting policies have been applied consistently to all periods in the preparation of these consolidated financial statements.

c)         Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The subsidiaries of the Company and their geographic locations at December 31, 2019 are as follows:

5

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

Direct parent company	Location	Ownership
Leagold (BC) Holding Corp.	Canada	100%
Leagold (Barbados) Holdings Ltd.	Barbados	100%
MXN Silver Corp.	Barbados	100%
Leagold Netherlands B.V.	Netherlands	100%
Leagold LatAM Holdings B.V.	Netherlands	100%
Leagold RDM Holdings B.V.	Netherlands	100%
Leagold Fazenda Holdings B.V.	Netherlands	100%
Leagold Santa Luz Holdings B.V.	Netherlands	100%
Leagold Pilar Holdings B.V.	Netherlands	100%
Leagold Finance II B.V.	Netherlands	100%
Leagold Mexico S.A.P.I. de C.V.	Mexico	100%
Mina Leagold Los Filos, S.A.P.I. de C.V.	Mexico	100%
Administración Los Filos, S.A.P.I. de C.V.	Mexico	100%
Desarrollos Mineros San Luis S.A. de C.V.	Mexico	100%
Exploradora de Yacimientos Los Filos S.A. de C.V.	Mexico	100%
Minera Thesalia, S.A. de C.V.	Mexico	100%
Mineracao Riacho Dos Machados Ltda	Brazil	100%
Fazenda Brasileiro Desenvolvimento Mineral Ltda	Brazil	100%
Santa Luz Desenvolvimento Mineral Ltda	Brazil	100%
Pilar de Goias Desenvolvimento Mineral S/A	Brazil	100%

Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.

d)        Foreign currency translation

The presentation and functional currency of the Company is the US dollar. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions are included in the consolidated statements of net (loss)/income and comprehensive (loss)/income.

e)	Derivative instruments and hedging

On initial designation of a derivative as a hedge, the Company documents the relationship between the hedging instrument and hedged item and assesses the effectiveness of the hedging instrument in offsetting the changes in the cash flows attributable to the hedged risk and whether the forecast transaction is highly probable. Subsequent assessment will be performed on an ongoing basis to determine that the hedging instruments have been highly effective throughout the reporting periods for which they were designated. The changes in the fair value of derivatives that are designated and determined to be effective in offsetting forecasted cash flows is recognized in other comprehensive income/(loss) (OCI). The gain or loss relating to the ineffective portion is recognized immediately as a gain or loss on derivatives, net, in the consolidated statements of net (loss)/income and comprehensive (loss)/income.

f)	Operating segments

The Company’s senior management team performs planning, reviews operating results, assesses performance and makes resource allocation decisions based on the segment structure described in Note 22 at an operational level on a number of measures, which include mine operating earnings. Segment results that are reported to the Company's senior management team include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

6

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

g)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date, which is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred, and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition-related costs, other than costs to issue debt or equity securities of the Company, are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs. The costs to issue debt to finance the acquisition are reduced from the value of the debt as debt issue costs.

It generally requires time to obtain the information necessary to complete the purchase price accounting following an acquisition. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts in its financial statements for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

h)	Cash

Cash consists of cash on hand and cash balances held with banks. There were no cash equivalents at December 31, 2019 and 2018.

i)	Inventories

Finished goods, work-in-process, and stockpiled ore are valued at the lower of average operating expenses and net realizable value (NRV). Operating expenses include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future operating expenses to convert the inventories into saleable form.

Ore extracted from the mines is placed on the heap leach pads and subsequently processed into finished goods in the form of doré bars. Operating expenses are capitalized and included in work-in-process inventory based on the current mining costs incurred up to the point prior to the refining process, including applicable overhead, depreciation and depletion relating to mining interests, and removed at the average production cost per recoverable ounce of gold. Operating expenses associated with heap leach inventory which is being reprocessed are recognized in the period in which they are incurred as the costs relate directly to the current production. The average operating expenses of finished goods represent the average costs of work-in-process inventories and operating expenses of reprocessed heap leach incurred prior to the refining process, plus applicable refining costs and associated royalties. Ore on the heap leach pads is segregated between current and non-current inventories in the consolidated statement of financial position based on the period of planned usage.

7

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

Supplies are valued at the lower of average cost and net realizable value. Write-downs of supplies inventory are recognized in profit or loss

j)	Mining interests

Mining interests include interests in mining properties and related plant and equipment and are carried at cost less depreciation and depletion and any accumulated impairment.

Mineral deposits in the reserve category are classified as depletable mining properties when operating levels intended by management have been reached and are being mined. Prior to this, they are classified as non-depletable mining properties.

Resources not categorized as reserves and exploration potential are classified as non-depletable mining properties. The value associated with resources and exploration potential is often referred to as value beyond proven and probable reserves, which includes amounts assigned from costs of property acquisitions. At the end of each reporting period or when otherwise appropriate and subsequent to a review and evaluation for impairment, carrying amounts of non-depletable mining properties are reclassified to depletable mining properties as a result of the conversion into reserves that have reached operating levels intended by management.

i.	Recognition

Capitalized costs associated with mining properties include the following:

•	Costs of direct acquisitions of production, development and exploration stage properties;
•	Costs attributed to mining properties acquired in connection with business combinations;
•	Expenditures related to the development of mining properties;
•	Expenditures related to economically recoverable exploration;
•	Estimates of reclamation and closure costs.

Capitalization ceases when an asset is capable of operating in the manner intended by management.

ii.	Acquisitions

The cost of a property acquired as an individual asset purchase or as part of a business combination represents the property’s fair value at the date of acquisition. This cost is capitalized until the viability of the mining property is determined. When it is determined that a property is not economically viable, the amount capitalized is written off, which may include expenditures which were capitalized to the carrying amount of the property subsequent to its acquisition.

iii.	Development expenditures

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized as part of the carrying amount of the related property in the period incurred, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company.

8

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Further exploration expenditures, subsequent to the establishment of economic recoverability, are capitalized and included in the carrying amount of the related property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

•	Geology: there is sufficient geologic and economic certainty of converting a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geology and metallurgy. There is history of conversion of resources to reserves at operating mines to support the likelihood of conversion.
•	Scoping: there is a scoping study or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production.
•	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable.
•	Life of mine plans: an overall life of mine plan and economic model to support the mine and the economic extraction of resources/reserves exists. A long-term life of mine plan, and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body.
•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.
iv.	Costs incurred during production

Mine development costs incurred to maintain current production are included in the consolidated statements of net (loss)/income and comprehensive (loss)/income. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed, which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined, compared to current production areas where development costs are considered as costs of sales, given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.

Capitalization of costs incurred ceases when an asset is capable of operating in the manner intended by management. Operating expenses incurred, and revenue earned subsequent to this point are recognized in profit or loss.

v.	Capitalization of waste in open pit operations

Capitalization of waste stripping requires the Company to make judgments and estimates in determining the amounts to be capitalized. In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (stripping costs). During the development of a mine, stripping costs are capitalized and included in the carrying amount of the related mining property and subsequently depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related component of the mining property. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves and a portion of resources that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are considered as costs of sales in the period incurred.

9

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

vi.	Depletion

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when operating levels intended by management for the mining properties have been reached. Under this method, depletable costs are multiplied by the number of ounces extracted divided by the estimated total ounces to be extracted in current and future periods based on proven and probable reserves and a portion of resources.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources each financial year and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

vii.	Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Plant and equipment are depreciated using the units of production method based on ounces produced, or the straight-line method over the estimated useful lives of the related assets as follows:

Plant	Units of production
Mobile equipment	4 – 10 years
Computer equipment	3 years
Furniture and equipment	10 years

Where parts (components) of an item of plant and equipment have different useful lives, they are accounted for as separate items of plant and equipment. Each asset’s estimated useful life is determined considering its physical life limitations. This physical life of each asset cannot exceed the life of the mine at which the asset is utilized. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Amounts expended on assets under construction are capitalized until the asset becomes available for its intended use, at which time depreciation commences on the assets over its useful life. Repairs and maintenance of plant and equipment are expensed as incurred. Costs incurred to enhance the service potential of plant and equipment are capitalized and depreciated over the remaining useful life of the improved asset.

viii.	Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment and accumulated depreciation and depletion are removed from the accounts and any associated gains or losses are recorded in profit or loss.

k)	Impairment of mining interests

At each reporting date, the Company gives consideration whether any indicators of impairment exist. If any such indicators exist, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing its recoverable amount, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

10

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or a cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Impairment losses reverse in circumstances when indicators of the reversal of the impairment exist. When an impairment loss subsequently reverses, it is recognized immediately in profit or loss. The carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized in prior years.

l)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

m)	Income and deferred taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for unused tax losses and other income tax deductions. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary differences from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply if the related assets are realized or the liabilities are settled. To the extent that it is probable that taxable profit will not be available against which deductible temporary differences can be utilized a deferred tax asset may not be recognized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change is substantively enacted. Deferred tax assets and liabilities are considered monetary assets. Deferred tax balances denominated in other than US dollars are translated into US dollars using current exchange rates at the reporting date.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

11

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

n)	Reclamation and closure costs

The Company records a liability for the estimated future rehabilitation costs and decommissioning of its operating mines and development projects at the time the environmental disturbance occurs or a constructive obligation is determined. Environmental rehabilitation provisions are measured at the net present value of expected future cash flows. The unwinding of the obligation, referred to as accretion expense, is included in finance costs with a corresponding increase in the amount of the provision.

When provisions for closure and environmental rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and environmental rehabilitation activities is recognized in mining interests and depreciated over the expected useful life of the operation to which it relates.

Environmental rehabilitation provisions are updated annually for changes in legal or regulatory requirements, changes to the expected cash flows, and for the effect on changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected useful life of the operation to which it relates.

Increases or decreases to the provision also arise due to changes in legal or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period which the change is identified and quantifiable.

o)	Revenue recognition

Revenue from the sale of gold in doré bar form is recognized when the Company has transferred control of the gold in doré bar form to the customer at an amount reflecting the consideration the Company expects to receive in exchange for those products. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset. Revenue is gross of royalties paid to third parties.

p)	Leases

Subsequent to the adoption of IFRS 16, Leases (Note 3), the Company recognizes a right-of-use asset and lease liability at the lease commencement date. At this date, the right-of-use asset is measured at cost and included in mining interests. Cost includes the initial amount of the lease liability, adjusted for lease payments made before this date as well as any initial direct costs incurred. Cost also includes an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset and restoring the site on which it is located, less any lease incentives received.

The right-of-use asset is depreciated using the straight-line method from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset. The estimated useful lives of right-of-use assets are determined in the same manner as those of plant and equipment. Right-of-use assets are adjusted for impairments and/or re-measurements of the lease liability.

At the lease commencement date, the lease liability is measured at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate, which is the rate the Company would pay for similar assets, with similar security and value, at similar locations over a similar term.

12

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

q)	Warrant derivative

The Company uses a Black-Scholes model for valuation of the warrant derivative. The pricing models require the input of subjective assumptions including expected share price volatility, interest rate and forfeiture rate. Changes in the input assumptions can affect the fair value estimate and the Company’s net income/(loss) and warrant liability.

r)	Financial instruments

Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (FVTPL). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred. Subsequent measurement of financial assets and liabilities depends on the classification of such assets and liabilities.

i.	Classification of financial assets

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cashflows, and
•	The contractual terms of the financial asset give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

Financial assets that meet the following conditions are measured at fair value through other comprehensive income (FVTOCI):

•	The financial asset is held within a business model who objective is achieved by both collection contractual cash flows and selling financial assets, and
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

13

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

ii.	Classification of financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

The Company designates certain derivatives as hedging instruments in respect of foreign currency risk and commodity price risk as cash flow hedges (Note 2(e)). Derivative instruments that do not qualify as hedging instruments are recorded at fair value with changes in fair value recognized in net (loss)/ income.

s)	Share capital

Common shares are classified as share capital. Incremental costs directly attributable to the issue of new share or options are shown in equity as a deduction, net of tax from the proceeds. If the Company reacquires its own equity, the cost is deducted from equity and the associated shares are cancelled or held in treasury.

t)	Earnings per share

Earnings per share calculations are based on the weighted average number of common and preferred shares issued and outstanding during the period. The rights of the common and preferred shares are the same and as such, common and preferred shares are treated as one class of shares for the earnings per share calculation. Diluted earnings per share are calculated using the treasury stock method, whereby the proceeds from the exercise of potentially dilutive common shares with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

u)	Share-based payment arrangements

Cash settled share-based payments in the form of deferred share units (DSUs) and performance share units (PSUs) are measured at the fair value of the equity instruments at the grant date and revalued each reporting period. Initial recognition and the subsequent revaluation are recognized as share-based payments in consolidated statements of net (loss)/income and comprehensive (loss)/income.

Equity settled share-based payments are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity settled share-based payments are expensed over the vesting period in accordance with the Company’s share option plan, in the consolidated statements of net (loss)/income and comprehensive (loss)/income.

3.     Change in Accounting Policies and Standards

IFRS 16 – Leases

The Company has adopted IFRS 16, Leases (IFRS 16), with a date of initial application of January 1, 2019. As a result, the Company has changed its accounting policy for lease contracts, as detailed in Note 2(p). The Company applied IFRS 16 using a modified retrospective approach, whereby the cumulative effect of initially applying the standard was recognized as a $21,652 increase to right-of-use assets, of which $494 relates to corporate office leases and $21,158 relates to the rental of trucks and drilling equipment, a $313 increase to sublease receivables, and a corresponding $21,965 increase to lease liabilities. The incremental borrowing rates applied to lease liabilities recognized in the consolidated statement of financial position on January 1, 2019 is 6.64% to 7.83%, depending on the region in which the liabilities are being realized. A reconciliation of the lease liabilities recognized as at January 1, 2019 is presented below:

14

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

January 1, 2019
Undiscounted minimum operating lease payments at December 31, 2018	$ 23,504
Effect of discounting at the incremental borrowing rate	(1,538)
Lease liabilities arising from the initial application of IFRS 16	$ 21,965

Upon initial adoption, the Company has elected to use the two exemptions permitted by IFRS 16 on the following types of contracts, which are expensed as incurred:

• Lease contracts with a duration of less than 12 months (short-term leases);

• Lease contracts for which the underlying asset has a low value (low-value leases).

4.     Critical Judgements in Applying Accounting Policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (Note 5), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Determination of economic viability

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

b)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

c)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances.

d)	Capitalization of waste stripping

Capitalization of waste stripping requires the Company to make judgments and estimates in determining the amounts to be capitalized. These judgments and estimates include and rely on the expected stripping ratio for each separate open pit, the determination of what defines separate pits, and the expected ounces to be extracted from each component of a pit, amongst others.

5.     Key sources of estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

15

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

a)	Impairment of mining interests

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets

In determining the recoverable amounts of the Company’s mining interests, the Company’s management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about gold’s selling price, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in gold price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests. The Company determined that there were no indicators of impairment in the year ended December 31, 2019.

b)	Estimated recoverable ounces

The Company estimates recoverable ounces for determining the fair value of mining interests, the number of ounces in heap leach inventory, and to determine the depletion rate for its mining interests. Changes to the estimates of recoverable ounces included in the heap leach inventory can impact the Company’s ability to recover the carrying value of the inventory in the normal course of operations. Changes to the estimates of recoverable ounces including changes from revisions to the Company’s mine plans and changes in gold price forecasts can result in a change to future depletion rates.

c)	Mineral reserves

Mineral reserves and mineral resources are determined in accordance with Canadian Securities Administrator’s National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mineral reserve and resource estimates include numerous estimates. Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is dependent on the quantity and quality of available data and on the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as gold prices and market conditions could have a material effect in the future on the Company’s financial position and financial performance.

d)	Environmental rehabilitation costs

The provisions for rehabilitation are based on the expected costs of environmental rehabilitation and inputs used to determine the present value of such provisions and the related accretion expense using the information available at the reporting date. To the extent the actual costs differ from these estimates, adjustments will be recorded and the profit or loss and future cash flows may be impacted.

16

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

e)	Deferred income tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, available tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized and recognized income tax assets.

f)	Share-based payments and warrant derivatives

Numerous assumptions are made when accounting for share-based payments, including expected volatility, expected life, dividend yield and foreign exchange rate. Changes to these assumptions may alter the resulting accounting and ultimately the amount charged to profit or loss.

g)	Contingencies

Due to the nature and complexity of the Company’s operations, various legal and tax matters are ongoing at any given time and require estimation of amount and probability of outcome. In the event that the circumstances surrounding these matters change or the Company’s outlook for the outcomes of these matters changes, the effects will be recognized in the consolidated financial statements.

6.     Acquisition of Brio Gold Inc.

The Company completed the acquisition of Brio on May 24, 2018, whereby Leagold acquired all the issued and outstanding common shares of Brio (each, a Brio Share) by way of a statutory plan of arrangement (the Arrangement). Under the terms of the Arrangement, Brio shareholders received for each Brio Share held 0.922 of a common share of Leagold and 0.4 of a Leagold share purchase warrant (each whole warrant, a Leagold Warrant). Each Leagold Warrant entitles the holder to purchase one Leagold common share at a price of C$3.70 until May 24, 2020.

Based on the opening price of Leagold shares of C$3.07 on May 24, 2018, the 108,422,620 Leagold common shares issued in exchange for the outstanding Brio Shares had an aggregate value of $258,209. In addition, 2,453,546 Leagold common shares were issued in exchange for certain of Brio’s restricted share units (RSUs) and DSUs and in satisfaction of a partial severance payment, which increases the value of the total common share consideration to $264,052. The Company issued 46,716,645 Leagold Warrants having a consideration value of $19,703, calculated using a Black-Scholes valuation method (Note 17(c)). Also under the Arrangement, certain Brio stock options were exchanged for 1,026,267 Leagold options to acquire common shares of Leagold, which have a fair value of $930. The Company also provided a $13,069 bridge loan to Brio prior to the closing of the Brio Acquisition, the proceeds of which were used to settle certain of Brio’s liabilities. The total transaction price of $297,754 reflects the consideration value of the newly issued common shares, warrants, and stock options, and the principal value of the bridge loan.

As part of the financing plan to complete the Brio Acquisition, the Company’s existing $150,000 senior secured 5-year loan facility with Société Générale, Investec Bank plc and Orion Mine Finance (Orion), was amended to provide an additional $100,000 tranche of funding, net of $2,454 of debt issuance costs. A portion of the proceeds of the new tranche was used to fully repay Brio’s $75,000 senior debt credit facility upon closing of the Brio Acquisition.

17

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

On the Closing Date, the Company also issued 21,317,098 common shares to a fund managed by Orion pursuant to a private placement at a price of C$2.71 for proceeds of $45,000, net of $497 of share issue costs. Additionally, the Company issued 2,000,000 Leagold Warrants in connection with the private placement with an exercise price of C$3.53. The fair value of these Leagold Warrants at the time of grant of $1,200, calculated using a Black-Scholes valuation model (Note 17(c)), was recognized as a reduction in the value of the Company’s common shares issued to Orion.

Leagold’s acquisition and restructuring costs related to the Brio Acquisition incurred during the year ended December 31, 2018, totaling $8,038, were expensed in the consolidated statements of net (loss)/income and comprehensive (loss)/income. Since the Closing Date until December 31, 2018, the Company paid $18,105 of Brio’s transaction-related costs assumed as part of the Brio Acquisition.

The following table shows the consideration and allocation of the purchase price to the identifiable assets and liabilities based on their estimated fair values at the date of acquisition:

Purchase price
Fair value estimate of Leagold share consideration	$ 264,052
Fair value estimate of Leagold warrants issued	19,703
Fair value estimate of Leagold share options issued	930
Bridge loan issued	13,069
$ 297,754
Net assets/(liabilities) acquired
Cash	$ 5,423
Mining interests and plant and equipment	455,887
Other non-current assets	16,247
Net working capital acquired (excluding cash)	(46,345)
Hedging instruments	(4,525)
Senior debt credit facility	(75,000)
Deferred income tax liabilities	(9,971)
Provision for reclamation	(30,246)
Other non-current payables	(13,716)
$ 297,754

7.     Trade and Other Receivables

	December 31, 2019	December 31, 2018
Trade receivables	$ 7,523	$ 5,322
Mexican VAT receivable	12,838	14,038
Brazilian input tax credits receivable (a)	16,849	14,463
Income taxes receivable	5,678	5,470
Other receivables	3,058	1,706
	$ 45,946	$ 40,999

Current portion	29,874	33,770
Non-current portion	16,072	7,229
	$ 45,946	$ 40,999

a)	As at December 31, 2019, $11,917 of the Brazilian input tax credits receivable are included in other long-term receivables on the consolidated statement of financial position (December 31, 2018 - $4,386) as they are expected to be recovered over a period which exceeds the next twelve months.
18

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

8.     Inventories

	December 31, 2019	December 31, 2018
Supplies	$ 24,956	$ 26,385
Finished goods	3,400	6,109
Work in progress	7,886	6,287
Heap leach ore	98,332	70,217
Stockpiled ore	3,389	4,302
	$ 137,963	$ 113,300

Current portion	137,438	111,794
Non-current heap leach ore	525	1,506
	$ 137,963	$ 113,300

a)	The costs of inventories recognized as expense for the year ended December 31, 2019 was $427,126 (December 31, 2018 - $314,040) and is included in cost of sales.
b)	For the year ended December 31, 2019, inventory includes the reversals of inventory provisions of $254 at the Los Filos mine complex, offset by inventory provisions of $191 at the Fazenda mine, $373 at the Pilar mine and $1,202 at the RDM mine (December 31, 2018 – provision of $219 at the Fazenda mine, $1,131 at RDM mine, $645 at Pilar mine, offset by a reversal of inventory provision of $1,465 at the Los Filos mine complex)

9.     Mining Interests

	Mining Properties
	Depletable	Non-depletable	Plant and equipment	Total
Cost
Balance at December 31, 2018	$ 226,952	$ 115,595	$ 507,610	$ 850,157
Additions/expenditures (Note 23(a))	39,281	20,921	21,060	81,262
Right-of-use assets recognized (Note 15(a))	-	-	21,652	21,652
Change in reclamation liability	6,265	360	-	6,625
Balance as at December 31, 2019	$ 272,498	$ 136,876	$ 550,322	$ 959,696

Accumulated depreciation
Balance at December 31, 2018	$ 27,983	$ -	$ 49,415	$ 77,398
Depreciation and depletion	23,339	-	45,646	68,985
Change in depreciation included in inventory	1,154	-	(1,023)	131
Transfers and other non-cash movements	1,316	905	1,653	3,874
Balance as at December 31, 2019	$ 53,792	$ 905	$ 95,691	$ 150,388

Net book value as at December 31, 2019	$ 218,706	$ 135,971	$ 454,631	$ 809,308

19

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

	Mining Properties
	Depletable	Non-depletable	Plant and equipment	Total
Cost
At December 31, 2017	$ 66,435	$ 89,253	$ 157,618	$ 313,306
Assets acquired on Brio Acquisition (Note 6)	120,227	13,818	321,842	455,887
Additions/expenditures	39,473	11,275	28,150	78,898
Change in reclamation liability	817	1,249	-	2,066
Balance as at December 31, 2018	$ 226,952	$ 115,595	$ 507,610	$ 850,157

Accumulated depreciation
At December 31, 2017	$ 9,124	$ -	$ 15,325	$ 24,449
Depreciation/depletion	17,167	-	29,695	46,862
Change in depreciation included in inventory	1,651	-	3,145	4,796
Transfers and other non-cash movements	41	-	1,250	1,291
Balance as at December 31, 2018	$ 27,983	$ -	$ 49,415	$ 77,398

Net book value as at December 31, 2018	$ 198,969	$ 115,595	$ 458,195	$ 772,759

10.  Trade and Other Payables

	December 31, 2019	December 31, 2018
Trade and other payables	$ 71,877	$ 59,369
Accrued liabilities	29,524	41,752
	$ 101,401	$ 101,121

11.  Reclamation and Closure Costs

	December 31, 2019	December 31, 2018
Beginning balance	$ 86,506	$ 52,593
Assumed on acquisition of Brio	-	30,246
Revision of estimate	8,209	3,438
Foreign exchange impact	(1,583)	(1,372)
Accretion expense (Note 20)	5,196	3,180
Expenditures (Note 23(b))	(867)	(1,579)
	$ 97,461	$ 86,506

Current portion	3,395	2,873
Non-current portion	94,066	83,633
	$ 97,461	$ 86,506

The Company’s environmental permits require that it reclaims any land it disturbs during mine development, construction and operations. The majority of these reclamation costs are expected to be incurred subsequent to the end of the expected useful life of the operation to which they relate. The Company measures the provision at the expected value of future cash flows using inflation rates of 2.32% to 3.58% (December 31, 2018 – 2.20% to 4.06%) and discounted to the present value using discount rates of 1.78% to 6.91% (December 31, 2018 – 3.07% to 10.10%) depending on the region in which the liabilities will be realized. The undiscounted value of the provision as at December 31, 2019 was $128,532. Decommissioning, restoration and similar liabilities of the Company's mines and projects are incurred in Brazilian reals (R$), Mexican pesos and US dollars. The liabilities, other than those denominated in US Dollars, are subject to translation gains and losses from one reporting period to the next in accordance with the Company's accounting policy for foreign currency translation of monetary items. Translation gains or losses are reflected in the carrying amounts of the related property, plant and equipment.

20

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

12.  Derivative financial Liabilities

	December 31, 2019	December 31, 2018
Gold revenue protection strategy (a)	$ 48,345	$ 2,619
Foreign exchange protection program (b)	-	8,083
	$ 48,345	$ 10,702

Current portion	14,278	10,702
Non-current portion	34,067	-
	$ 48,345	$ 10,702

The following derivative contracts are being accounted for as cash flow and currency hedges by the Company:

(a)	Gold revenue protection strategy

In December 2018, the Company entered into a zero-cost collar contract, where gold puts were purchased, and gold calls were sold with average put and call strike prices of $1,200 and $1,275 per ounce, respectively. These purchases and sales were made for 7,500 ounces per month from January 2019 to September 2019 for a total of 67,500 ounces. As at December 31, 2019, this zero-cost collar contract has been fully settled.

In June 2019, the Company entered into zero-cost collar contracts, where gold puts will be purchased, and gold calls will be sold with average put and call strike prices of $1,325 and $1,430 per ounce, respectively. These purchases and sales were to be made for 3,750 ounces per month from October 2019 to September 2022 for a total of 135,000 ounces.

In June 2019, the Company also entered into forward contracts for 4,583 ounces per month from October 2019 to September 2022 for a total of 165,000 ounces, at an average fixed gold price of $1,350 per ounce. The gold revenue protection strategy represents approximately 20% of the Company’s total estimated gold production up to September 2022.

(b)	Foreign exchange protection program

The Company had legacy currency forward contracts from the Brio Acquisition for $5,760 per month from January 2019 through December 2019, totaling $69,114, at a fixed exchange rate of US$1 = R$3.4725. As at December 31, 2019, this currency forward contract has been fully settled.

(c)	Hedge losses included in accumulated other comprehensive income
	Year ended December 31,
	2019	2018
Effective portion of change in the fair value of hedges	$ (54,116)	$ (6,176)
Reclassification of realized losses on currency hedges	8,191	-
Reclassification of realized losses from cash flow hedges	8,281	-
	$ (37,644)	$ (6,176)

21

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

13.  Other Financial Liabilities

	December 31, 2019	December 31, 2018
DSU liability (Note 17(b)(ii))	$ 2,320	$ 863
PSU liability (Note 17(b)(iii))	949	-
Warrant derivative (Note 17(c))	14,682	2,702
Other financial liabilities	3,149	1,937
	$ 21,100	$ 5,502

Current portion	14,129	-
Non-current portion	6,971	5,502
	$ 21,100	$ 5,502

14.  Long-term Debt

	December 31, 2019	December 31, 2018
Term Loan	$ 200,000	$ 250,000
Unamortized deferred financing costs	(4,924)	(5,537)
	$ 195,076	$ 244,463

Revolving Credit Facility	$ 120,000	$ -
Unamortized deferred financing costs	(4,827)	-
	$ 115,173	$ -

Current portion	-	144,642
Non-current portion	310,249	99,821
	$ 310,249	$ 244,463

On June 25, 2019, the Company completed a debt refinancing with a syndicate of lenders for a $200,000 loan (Term Loan) and a $200,000 Revolving Credit Facility (RCF). As at December 31, 2019, the Company has drawn on $120,000 of the RCF. The Term Loan is subject to a scheduled amortization from September 30, 2021 until December 31, 2024. All outstanding amounts drawn on the RCF are due on December 31, 2024. The Term Loan and RCF bear interest at a rate equal to LIBOR plus a margin, depending on the Company’s net debt/EBITDA leverage ratio. The Company capitalized $10,653 relating to transaction costs associated with the Term Loan and the RCF during the year ended December 31, 2019.

The interest expense incurred on all loan facilities for the year ended December 31, 2019 was $20,854 (December 31, 2018 - $18,634). The amortization of deferred financing costs for the year ended December 31, 2019 was $6,440 (December 31, 2018 - $2,984) (Note 20). The amortization of deferred financing costs included $3,235 of amortization of deferred financing costs associated with the existing loan facilities which were fully repaid during the year ended December 31, 2019.

The loan facilities have certain covenants which the Company is in compliance with as at December 31, 2019.

22

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

15.  Leases

(a)	Right-of-use assets
	December 31, 2019	December 31, 2018
Right-of-use assets recognized (Note 9)	$ 21,652	$ -
Depreciation/depletion	(7,698)	-
	$ 13,954	$ -

The right-of-use assets recognized by the Company are comprised of $494 related to corporate office leases and $21,158 related to the rental of trucks and drilling equipment. As at December 31, 2019, $13,954 of right-of-use assets have been included within plant, and equipment.

(b)	Lease liabilities
	December 31, 2019	December 31, 2018
Lease liabilities recognized	$ 21,965	$ -
Interest expense on lease liabilities (Note 20)	1,384	-
Foreign exchange impact	(777)	-
Payment of lease liabilities	(8,313)	-
	$ 14,259	$ -

Current portion	6,868	-
Non-current portion	7,391	-
	$ 14,259	$ -

The undiscounted values of the lease liabilities as at December 31, 2019 was $15,199.

(c)	Amounts recognized in profit and loss
	December 31, 2019	December 31, 2018
Expense relating to short-term leases	$ 12,446	$ -
Expense relating to leases of low value assets	486	-
Expense relating to variable lease payments	45,602
Income from subleasing right-of-use assets	$ (19)	-

16.  Other Long-Term Liabilities

	December 31, 2019	December 31, 2018
Other long-term tax payable	$ 4,251	$ 3,263
Legal provisions (a)	7,594	8,781
Tax provisions	1,732	1,507
	$ 13,577	$ 13,551

(a)	Legal provisions

Legal provisions primarily relate to labour-related claims in Brazil acquired as part of the Brio Acquisition which have arisen in the ordinary course of business.

23

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

17.  Share Capital

As part of the Brio Acquisition, 1,522,639 Leagold common shares issued were withheld to cover certain withholding taxes paid by the Company. The Leagold common shares withheld were presented as a reduction in equity in share purchase reserve in the consolidated statement of changes in equity. During the year ended December 31, 2018, 225,000 Leagold shares withheld were sold with a value of $405. During the year ended December 31, 2019, the remaining 1,297,639 Leagold shares withheld were sold with a value of $2,206.

(a)	Authorized capital

Unlimited common shares without par value

Unlimited preferred shares without par value

Unlimited series 1 convertible preferred shares with special rights and restrictions attached

(b)	Share-based payments

The following table summarizes the share-based payments:

	Year ended December 31,
	2019	2018

Share-based payment expense	$ 3,200	$ 91
DSU expense	1,457	(61)
PSU expense	949	-
	$ 5,606	$ 30

i.	Share options

In 2016, the Company adopted a rolling share option plan (the Plan) whereby the option to acquire up to 10% of the issued share capital may be granted to eligible optionees from time to time. As at December 31, 2019, the 17,767,817 granted share options represented 6% of the issued share capital of the Company. The Plan permits options granted to have a maximum term of ten years, a vesting period determined by the directors, and the exercise price may not be less than the market price, as prescribed by regulatory requirements. A summary of the changes in the share options is presented below:

	Options outstanding	Weighted average exercise price (C$)
At December 31, 2017	11,680,000	$ 2.73
Granted	100,000	2.92
Granted pursuant to the Brio Acquisition	1,026,267	2.02
Exercised	(1,232,152)	1.48
Expired	(164,305)	2.40
At December 31, 2018	11,409,810	$ 2.80
Granted	6,578,444	2.11
Exercised	(220,437)	2.02
At December 31, 2019	17,767,817	$ 2.56

24

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

The following table summarizes information about the exercisable share options outstanding as December 31, 2019:

Exercise prices (C$)	Number of share options outstanding	Number of share options exercisable	Weighted average exercise price (C$)	Weighted average remaining contractual life
$ 0.63	200,000	200,000	$ 0.63	6.5 years
$ 2.85	10,725,000	10,725,000	$ 2.85	2.2 years
$ 3.15	200,000	200,000	$ 3.15	2.8 years
$ 2.92	100,000	100,000	$ 2.92	3.0 years
$ 2.11	6,510,444	6,510,444	$ 2.11	2.1 years
$ 2.01	32,373	32,373	$ 2.01	2.6 years
	17,767,817	17,767,817	$ 2.56	2.3 years

The following weighted average assumptions were used for Black-Scholes valuation of the share options granted during years ended December 31, 2019 and December 31, 2018:

	2019	2018
Risk-free interest rate	1.80%	2.01%
Expected life	3.0 years	1.8 years
Annualized volatility	48.26%	41.50%
Dividend rate	0.00%	0.00%

During the year ended December 31, 2019, 220,437 share options with a weighted average exercise price of C$2.02 were exercised for proceeds of $333, and 6,578,442 share options with an exercise price of C$2.11 and a Black Scholes valuation of $3,200 were granted by the Company and vested immediately.

Subsequent to December 31, 2019, 460,703 share options with a weighted average exercise price of C$2.11 were exercised for proceeds of $737.

ii.	Deferred share units

In 2016, the Company established a DSU plan for the purposes of strengthening the alignment of interests between non-executive directors of the Company and shareholders by linking a portion of the annual director compensation to the future value of the Company’s common shares. Upon establishing the DSU plan for non-executive directors in November 2016, the Company adopted a policy to no longer grant share options to non-executive directors. The DSU plan allows each non-executive director to receive, in the form of DSUs, 50% of the director’s fees which would otherwise be payable in cash. The plan also provides for discretionary grants of additional DSUs by the Board. Each DSU fully vests upon award but is distributed only when the director has ceased to be a member of the Board. Vested units are settled in cash based on the common share price at the date of settlement. A summary of the changes in the DSUs is presented below:

	DSUs outstanding	Weighted average grant price (C$)
At December 31, 2017	481,650	$ 2.63
Granted	285,403	2.06
Exercised	(86,334)	2.90
At December 31, 2018	680,719	$ 2.39
Granted	252,216	2.35
At December 31, 2019	932,935	$ 2.38

During the year ended December 31, 2019, the Company granted 252,216 DSUs with a resulting fair value of $450 which was recognized as share-based payments expense during the period. The total fair value of all outstanding DSUs at December 31, 2019 was $2,320 (December 31, 2018 - $863) which was recorded as other long-term financial liabilities (Note 13).

25

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

iii.	Performance share units

In 2019, the Company established a PSU plan as part of its compensation program for certain employees of the Company. The PSUs vest in three tranches based on when certain gold production targets are achieved. All unvested PSUs expire on December 31st of the third year following the calendar year in which the PSUs were granted and are payable in cash. The fair value of the PSUs is based on the current share price and reflects management’s best estimates of the probability that gold production targets will be achieved. A summary of the changes in the PSUs is presented below:

	PSUs outstanding	Fair value of PSU liability
At December 31, 2018	-	$ -
Granted	2,081,767	949
At December 31, 2019	2,081,767	$ 949

(c)	Warrant derivative

In relation to the financing to complete the acquisition of the Los Filos mine complex in April 2017, the Company granted Orion 2,000,000 share purchase warrants that are exercisable in whole or in part for a term of five years at an exercise price of C$3.575 per share.

In relation to the Brio Acquisition, the Company has granted Brio shareholders 46,716,645 share purchase warrants that are exercisable in whole or in part until May 24, 2020 at an exercise price of C$3.70 per share. The Company has also granted an additional 2,000,000 share purchase warrants to Orion that are exercisable in whole or in part until May 24, 2021 at an exercise price of C$3.529 per share.

The exercise price of these warrants is denominated in Canadian dollars to be consistent with the Company’s shares being listed on the TSX; however, the functional currency of the Company is the US dollar. As a result of this difference in currencies, the proceeds that will be received by the Company are not fixed and will vary based on foreign exchange rates resulting in the warrants being classified as derivatives and therefore, they are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash finance costs in the consolidated statements of net (loss)/income and comprehensive (loss)/income. Upon exercise, the holder will pay the Company the respective exercise price for each warrant exercised in exchange for one common share of the Company. The fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital. The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in consolidated statements of net (loss)/income and comprehensive (loss)/income. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants.

A reconciliation of the change in the fair values of the warrant derivative, included on the consolidated statements of financial position as another long-term liability, is presented below:

	Warrants outstanding	Fair value of warrant derivative
At December 31, 2017	2,000,000	$ 1,458
Warrants issued	48,716,645	20,903
Warrants exercised	(772)	-
Change in fair value of warrant derivative	-	(19,659)
At December 31, 2018	50,715,873	$ 2,702
Change in fair value of warrant derivative (Note 20)	-	11,980
At December 31, 2019	50,715,873	$ 14,682

26

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

The following weighted average assumptions were used for Black-Scholes valuation of the warrants granted during the years ended December 31, 2019 and December 31, 2018:

	2019	2018
Risk-free interest rate	1.60%	1.98%
Expected life	0.89 years	1.85 years
Annualized volatility	52.70%	44.63%
Dividend rate	0.00%	0.00%

Subsequent to December 31, 2019, 484,546 share options with a weighted average exercise price of C$3.70 were exercised for proceeds of $1,336.

(d)	Basic and diluted earnings per share
Year ended December 31, 2019
	Weighted average shares outstanding	Net income	Net income per share	Earnings before taxes	Earnings before taxes per share(1)
Basic EPS	284,890,609	$(90,296)	$(0.32)	$9,435	$0.03
Effect of dilutive stock options	-	-	-	-	-
Diluted EPS	284,890,609	$(90,296)	$(0.32)	$9,435	$0.03

	Year ended December 31, 2018
	Weighted average shares outstanding	Net income	Net income per share	Earnings before taxes	Earnings before taxes per share(1)
Basic EPS	232,127,862	$15,285	$0.07	$20,965	$0.09
Effect of dilutive stock options	235,616	-	-	-	-
Diluted EPS	232,363,478	$15,285	$0.07	$20,965	$0.09

(1) The Company is presenting net earnings before taxes per share as the Company believes this is a relevant metric that reflects the Company’s results from continuing operations prior to the effect of the deferred tax recognized.

18.  Revenue

	Year ended December 31,
	2019	2018

Gold	$ 517,548	$ 375,402
Silver	1,879	1,109
	$ 519,427	$ 376,511

a)	Gold offtake arrangement

As part of the financing to complete the acquisition of the Los Filos mine complex, the Company entered into an offtake agreement with Orion (the Los Filos Gold Offtake Agreement) which provides for a gold offtake of 50% of the gold production from the Los Filos mine complex at market prices, until a cumulative delivery of 1.1 million ounces to Orion. As part of the Brio Acquisition financing, the Company amended and restated the Los Filos Gold Offtake Agreement and entered into another offtake agreement with Orion (the Brazilian Gold Offtake Agreement). The Brazilian Gold Offtake Agreement provides for a gold offtake of 35% of the gold production from the Brazilian mines at market prices, until a cumulative delivery of 0.7 million ounces to Orion. As of December 31, 2019, 244,394 payable gold ounces had been sold to Orion under the terms of the offtake agreements.

27

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

b)	Gold prepayment

In December 2018, the Company sold 20,000 gold ounces of future production to Orion with 10,000 gold ounces which were delivered by Q1 2019 and 10,000 gold ounces which were delivered by Q2 2019. The Company received a payment of $23,382 for these gold sales, with the corresponding revenue recognized in the consolidated statements of net (loss)/income and comprehensive (loss)/income in the year ended December 31, 2019. As at December 31, 2019, all of the 20,000 gold ounces have been delivered to Orion.

c)	Silver streaming arrangement

The Company’s silver production from the Los Filos mine is subject to the terms of an agreement (the Silver Purchase Agreement) with Wheaton Precious Metals Corp. (WPM) under which the Company must sell a minimum of 5 million payable silver ounces produced by the Los Filos mine complex operations from August 5, 2010 to the earlier of the termination of the agreement or October 15, 2029 to WPM at the lesser of $3.90 per ounce or the prevailing market price, subject to an inflationary adjustment. The contract price is revised each year on the anniversary date of the contract, which was $4.39 per ounce until October 14, 2019. From October 15, 2019, the contract price has been revised to $4.43 per ounce. As of December 31, 2019, 1.8 million payable silver ounces had been sold to WPM under the terms of the agreement.

d)	Royalties

The Company is subject to a royalty arrangement of 0.5% and 1.5% of gross income on gold and silver revenues in Mexico and Brazil respectively. In addition, at the Los Filos mine, the concession named Xochipala is subject to a royalty arrangement of 3.0% of gross income on gold and silver revenues. At Pilar mine, there are multiple royalties between 0.75% and 1.0% of gross income on gold and silver revenues on certain concessions. At RDM mine, there is a royalty of 1.0% of gross income on gold and silver revenues. At Fazenda mine, there is a royalty of 0.75% of gross revenue royalty on certain concessions.

19.  Operating Expenses

	Year ended December 31,
	2019	2018
Raw materials and consumables	$ 179,907	$ 146,284
Contractors	80,003	53,291
Salaries and employee benefits	74,266	61,537
Other	23,965	6,066
	$ 358,141	$ 267,178

20.  Finance and Accretion Expense

	Year ended December 31,
	2019	2018
Accretion expense (Note 11)	$ 5,196	$ 3,180
Amortization of deferred financing costs (Note 14)	6,440	2,984
Finance expense	1,779	1,175
Change in the fair value of warrant derivative (Note 17(c))	11,980	(19,659)
Interest expense on lease liabilities (Note 15(b))	1,384	-
	$ 26,779	$ (12,320)

28

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

21.  Income Taxes

	Year ended December 31,
	2019	2018
Current income tax expense	$ 8,836	$ 7,797
Deferred income tax expense	90,895	(2,117)
	$ 99,731	$ 5,680

The taxable earnings of the corporate entities in Canada, Mexico, Brazil, Luxembourg, Netherlands and Barbados are subject to tax under the tax law of the respective jurisdiction.

(a)	Reconciliation of effective tax rate
	Year ended December 31,
	2019	2018
Income/(loss) before taxes	$ 9,435	$ 20,965
Statutory tax rate	27%	27%
Income tax benefit	$ 2,547	$ 5,661
Reconciling items: Rate differential	(7,852)	5,561
Effect of foreign exchange rate changes on deferred taxes	(26,140)	10,841
Permanent differences	36,495	19,027
Impact of inflation on tax values	1,068	(13,285)
Mining convention benefits	16	2,666
Share issue costs	-	(134)
Change in unrecognized temporary differences	28,059	(21,801)
Change in prior period estimates	1,451	307
Impact of the Brio Acquisition	-	(4,271)
Impact of revision of unused Mexican tax losses (i)	63,543	-
Other	544	1,108
	$ 99,731	$ 5,680

i.	Unused Mexican tax losses

During the year ended December 31, 2019, the Company reversed $63,543 of its previously recognized deferred income tax assets (a non-cash item) generated by its wholly owned Mexican subsidiary, Desarrollos Mineros San Luis S.A. de C.V. (DMSL), and attributable to multiple tax periods prior to and including 2017. DMSL was acquired by the Company on April 7, 2017 from Goldcorp Inc. (now part of Newmont Corporation) and its principal asset is the Los Filos mine complex.

Prior to the derecognition of the deferred tax assets, the Company had unused tax losses amounting to $107,677 on a tax effected basis. These unused tax losses were supported by corporate tax returns filed for each of the years in which the tax losses were generated. The Company’s projections of the probable utilization of DMSL’s unused tax losses in the future is the basis for recognizing the unused tax losses as a deferred income tax asset (a non-cash item).

The reversal of the deferred tax assets of $63,543, which is a non-cash adjustment, results from management’s current understanding of the terms and impact of a tax settlement with the Mexican Tax Authorities (the Settlement).

29

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

(b)	Deferred tax balances
	December 31, 2019	December 31, 2018
Deferred tax assets
Tax losses not utilized	$ 35,942	$ 126,161
Deductible temporary differences relating to:
Mining taxes	6,298	5,205
Inventory	5,651	415
Current liabilities	7,313	6,564
Reclamation and closure cost obligations	1,947	5,981
Other	429	35
	$ 57,580	$ 144,361
Deferred tax liabilities
Taxable temporary differences relating to: Mining properties, plant and equipment	(56,546)	(61,368)
Inventory	(4,032)	(3,477)
Prepaid expenses and other	(14,835)	(6,454)
	$ (17,833)	$ 73,062

The Company believes that it is probable that the results of future operations will generate sufficient revenue to realize the deferred income tax assets.

	December 31, 2019	December 31, 2018
Beginning balance	$ 73,062	$ 80,916
Deferred tax liabilities assumed on Brio Acquisition (Note 6)	-	(9,971)
Deferred tax (expense)/recovery charged to earnings during the year	(90,895)	2,117
	$ (17,833)	$ 73,062

(c)	Deductible temporary differences, unused tax credits and unused tax losses

The Company’s deductible temporary differences, unused tax credits, and unused tax losses that have not been recognized on the consolidated statement of financial position.

	December 31, 2019	December 31, 2018
Tax losses not utilized	$ 223,144	$ 163,373
Mining properties, plant and equipment	127,966	151,536
Reclamation and closure cost obligations	33,004	33,059
Foreign exchange	119,372	26,887
Other	96,942	42,988
	$ 600,428	$ 417,843

(d)	Unused tax losses carried forward

The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions.

	Expiry dates	December 31, 2019	December 31, 2018
Canada	2025 to 2039	$ 85,591	$ 48,723
Mexico	2025 to 2029	96,546	401,826
Brazil	No expiry	152,127	110,970
		$ 334,264	$ 561,519

30

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

22.	Segment Reporting

The Company operates in two principal geographic locations: Mexico (Los Filos) and Brazil (the RDM, Fazenda, Pilar and Santa Luz mines), with a corporate office in Canada. The following tables provides the Company’s results and financial positions by operating segment on the way information is provided to and used by the Company’s chief operating decision maker to make decisions about the allocation of resources to the segments and assess their performance.

As at December 31, 2019
	Los Filos	RDM	Pilar	Fazenda	Santa Luz	Corporate & Others	Total
Mining interests	$ 316,707	$ 135,685	$ 52,475	$ 144,656	$ 159,087	$ 698	$ 809,308
Total assets	$ 488,185	$ 157,778	$ 65,895	$ 153,894	$ 160,657	$ 59,654	$1,086,063
Total liabilities	$ 110,558	$ 33,346	$ 22,206	$ 56,416	$ 8,539	$ 393,160	$ 624,225

December 31, 2018
	Los Filos	RDM	Pilar	Fazenda	Santa Luz	Corporate & Others	Total
Mining interests	$ 296,726	$ 114,579	$ 57,089	$ 149,423	$ 154,491	$ 451	$ 772,759
Total assets	$ 518,248	$ 134,281	$ 74,475	$ 164,953	$ 158,895	$ 32,033	$1,082,885
Total liabilities	$ 91,384	$ 22,059	$ 27,507	$ 53,999	$ 9,469	$ 294,428	$ 498,846

Year ended December 31, 2019
	Los Filos	RDM	Pilar	Fazenda	Santa Luz	Corporate & Others	Total
Revenues	$ 279,499	$ 86,549	$ 52,286	$ 101,093	$ -	$ -	$ 519,427

Cost of sales
Operating expenses	181,509	68,709	48,243	59,680	-	-	358,141
Depreciation and depletion	20,094	17,890	9,946	20,767	-	288	68,985
Royalties	1,581	2,102	791	1,546	-	-	6,020
Earnings/(loss) from mine operations	$ 76,315	$ (2,152)	$ (6,694)	$ 19,100	$ -	$ (288)	$ 86,281

Year ended December 31, 2018
	Los Filos	RDM	Pilar	Fazenda	Santa Luz	Corporate & Others	Total
Revenues	$ 241,771	$ 36,203	$ 39,464	$ 59,073	$ -	$ -	$ 376,511

Cost of sales
Operating expenses	170,118	29,286	32,976	34,798	-	-	267,178
Depreciation and depletion	24,712	5,735	5,246	11,063	-	106	46,862
Royalties	1,809	897	582	848	-	-	4,136
Earnings/(loss) from mine operations	$ 45,132	$ 284	$ 661	$ 12,364	$ -	$ (106)	$ 58,335

31

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

23.	Supplemental Cash Flow Information

The Company did not have any cash equivalents as at December 31, 2019 and December 31, 2018.

a)	Expenditures on mining interests per the consolidated statements of cash flows include:
	Year ended December 31,
	2019	2018
Capitalized expenditures on mining interests (Note 9)	$ 81,262	$ 78,898
Change in prepaid expenses and other	(2,223)	-
Change in trade and other payables	(5,870)	3,489
	$ 73,169	$ 82,387

b)	Expenditures on reclamation and closure obligations per the consolidated statements of cash flows include:
	Year ended December 31,
	2019	2018
Expenditures on reclamation and closure obligations (Note 11)	$ 867	$ 1,579
Change in trade and other payables	(263)	48
	$ 604	$ 1,627

24.  Related Party Transactions

The remuneration of key management which includes directors and management personnel responsible for planning, directing and controlling the activities of the Company during the period were as follows:

	Year ended December 31,
	2019	2018
Short-term benefits	$ 3,206	$ 5,217
DSUs granted	450	441
PSUs granted	236
Stock options granted	2,182	-
	$ 6,074	$ 5,658

25.  Capital Management

The Company’s objectives when managing capital are to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support any expansionary plants, maintain sufficient capital for potential investment opportunities and to pursue generative acquisition opportunities. The Company intends to finance potential acquisitions with a prudent combination of equity, debt and other forms of finance.

In the management of capital, the Company includes the components of equity, and loan facilities, net of cash.

Capital, as defined above, is summarized in the following table:

	December 31, 2019	December 31, 2018
Equity	$ 461,838	$ 584,039
Loan facilities (Note 15)	310,249	244,463
	772,087	828,502
Less: Cash	(78,320)	(53,021)
	$ 693,767	$ 775,481

32

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

The Company manages its capital structure and makes adjustments to it in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

26.  Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, trade and other receivables, trade and other payables, other long-term financial liabilities, lease liabilities, and the loan facilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash, trade and other receivables, and trade and other payables approximate their carrying values due to their short-term nature.

Other financial liabilities include the warrant derivative, the DSU payable, PSU payable and hedging instruments which are measured at their fair value at the end of each reporting period. The loan facilities and lease liabilities are measured at amortized cost and the carrying value approximates the fair value as the contractual interest rates are comparable to current market interest rates.

At each of December 31, 2019 and December 31, 2018, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the statements of financial position at fair value are categorized are as follows:

	December 31, 2019		December 31, 2018
	Level 1	Level 2	Level 1	Level 2
Cash	$ 78,305	$ -	$ 53,021	$ -
Other financial liabilities	-	17,951	-	14,267
Derivative financial liabilities		48,345		10,702
	$ 78,305	$ 66,296	$ 53,021	$ 24,534

Financial Risk

The Company is exposed to varying degrees of a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s primary exposure to credit risk is on its cash and trade and other receivables.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk other than receivable balances owed from the Mexican government. Subsequent to December 31, 2019, $3,684 of VAT refunds have been received relating to the Company’s accumulated VAT receivable balance. There is no indication that the Company will not receive any VAT receivables from the Mexican government.

33

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

The Company has $16,849 of current and long-term input tax credits receivable from the Brazilian Government. The Company actively monitors the Brazilian tax legislation changes and believes that the balance is recoverable, either in the form of a refund from the respective jurisdictions in which the Company operates, or through offsetting against other taxes payable and VAT.

The Company sells its doré to large international organizations with strong credit ratings, the historical level of customer defaults is minimal and, as a result, the credit risk associated with doré trade receivables at December 31, 2019 is considered to be negligible.

In determining the recoverability of a receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

Excess cash deposits are restricted to guaranteed investment certificates of major banks or instruments of equivalent or better quality. No investments in asset-backed commercial paper is permitted.

The Company’s maximum exposure to credit risk is as follows:

	December 31, 2019	December 31, 2018
Cash	$ 78,305	$ 53,021
Trade and other receivables (Note 7)	29,874	33,770
	$ 108,179	$ 86,791

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at December 31, 2019.

The Company’s significant undiscounted commitments at December 31, 2019 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$ 101,401	$ -	$ -	$ -	$ 101,401
Other long-term liabilities	-	-	-	13,577	13,577
Other financial liabilities	14,129	2,768	-	4,203	21,100
Derivative hedge liabilities	14,278	34,067	-	-	48,345
Lease liabilities	7,676	7,523	-	-	15,199
Reclamation and closure costs	3,465	15,335	11,695	98,038	128,532
Loan facilities – principal	-	80,000	240,000	-	320,000
Loan facilities – interest	21,180	39,133	25,400	-	85,714
	$ 162,129	$ 178,826	$ 277,095	$ 115,818	$ 733,868

Foreign Currency Risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. There has been no change in the Company’s objectives and policies for managing this risk during the year ended December 31, 2019.

The Company’s reporting currency is the US dollar and major purchases are transacted in US dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. A portion of the Company’s exploration, development and operating costs and administrative costs are incurred mainly in Mexican pesos, Brazilian reals and Canadian dollars. The fluctuation of the Mexican peso, Brazilian real and Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholder’s equity.

34

Leagold Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019 and 2018

(expressed in thousands of United States dollars, except as otherwise stated)

The table below highlights the current net assets held in Canadian dollars, Brazilian reals and Mexican pesos (in US dollar equivalents):

	December 31, 2019	December 31, 2018
Canadian dollars	$ (1,450)	$ (1,378)
Brazilian reals	(25,281)	(19,595)
Mexican pesos	(9,554)	(11,270)
	$ (36,285)	$ (32,243)

The effect on earnings and other comprehensive earnings before tax as at December 31, 2019, of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the above mentioned financial and non-financial assets and liabilities of the Company is estimated to be $3,299 (December 31, 2018 - $2,931), assuming that all other variables remained constant.

Commodity Price Risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold. A decline in the market prices for this precious metal could negatively impact the Company’s future operations. The Company has hedged a portion of its gold production through the gold revenue protection strategy (Note 12(a)).

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and the loan facility. At December 31, 2019, the Company has determined the interest rate risk to be low and that a 10% increase or decrease in market interest rates would result in a $664 (December 31, 2018 - $490) increase or decrease to the Company’s income.

27.  Commitments and Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions and accrues for such items when a liability is both probable and the amount can be reasonably estimated (Note 16). Management does not believe that adverse decisions in any pending legal matters will have a material effect on the financial condition or future results of operations.

35